# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Accel Entertainment, Inc., CIK 0001698991
CUSIP: 00436Q106
Title of class of securities: Class A Common
Address of issuer's principal executive offices: 140 TOWER DRIVE, BURR RIDGE, Illinois (IL), 60527
Date of event which requires filing of this statement: 06/03/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001298088

## Reporting persons
- CIBC Private Wealth Group LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 373,549; shared voting power 0; sole dispositive power 373,549; shared dispositive power 0; aggregate amount beneficially owned 373,549 (0.5% of the class)

## Item 1. Issuer
Name of issuer: Accel Entertainment, Inc.
Address of issuer's principal executive offices: 140 TOWER DRIVE, BURR RIDGE, ILLINOIS, 60527

## Item 2. Person Filing
Name of person filing: CIBC Private Wealth Group LLC
Address of principal business office or, if none, residence: 181 W Madison, Chicago, IL 60602
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 373549
Percent of class: 0.46
Sole power to vote or to direct the vote: 373549
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 373549
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: CIBC National Trust Company

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CIBC Private Wealth Group LLC: Mary E Antunes, Executive Director, Compliance (08/14/2026)